ALLBRITTON COMMUNICATIONS COMPANY
                        1000 Wilson Boulevard, Suite 2700
                               Arlington, VA 22209


             CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ALLBRITTON
               COMMUNICATIONS COMPANY FOR PORTIONS OF THIS LETTER
                    IN ACCORDANCE WITH 17 C.F.R. ss. 200.83



April 3, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:      Allbritton Communications Company
         Form 10-K for Fiscal Year Ended September 30, 2008
         Form 10-Q for the Quarter Ended December 31, 2008
         File No. 333-02302

Dear Mr. Spirgel:

         This letter sets forth the responses of Allbritton Communications Company (the "Company") to the comments made in your letter to Stephen P. Gibson, dated March 20, 2009. Each of the Company's responses are set forth below, organized in the same manner, order and format as your letter, with your comments repeated and our response immediately following. Pursuant to 17 C.F.R. ss. 200.83, we are requesting confidential treatment for a portion of our response to Comment 4.

Form 10-K for the Year Ended September 30, 2008

Liquidity and Capital Resources, page 39

1. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. The requirements limiting cash dividends and issuance of capital stock appear to be in addition to other financial covenants. For any material debt covenants, please disclose the required financial ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D 9 and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the use of Non-GAAP Financial Measures dated June 13, 2003.

         As we disclosed in our most recent Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, we were in compliance with our financial covenants as of December

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 3, 2009
Page 2


         31, 2008, and we anticipate that we will be in compliance for the remainder of our fiscal year ending September 30, 2009. We believe that the combination of the amendment to our senior credit facility, effective December 31, 2008, which adjusted certain of our financial covenants, and the expense reductions put into place during the second quarter of the year ending September 30, 2009 should provide us with the necessary flexibility to remain in compliance.

         Please note that only the amounts outstanding under our senior credit facility are subject to financial maintenance covenants, which represent a relatively small portion of our overall indebtedness. As of December 31, 2008, the aggregate amount outstanding under our senior credit facility equaled $40,000,000, which represented less than 10% of our total debt balance. While we believe that our disclosures were appropriate, we will provide additional qualitative and quantitative information surrounding our financial covenants in future filings with the Securities and Exchange Commission (the "SEC") beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. Below is a model of our proposed additional disclosure, including information as of December 31, 2008 and September 30, 2008. The December 31, 2008 data will be replaced by the March 31, 2009 data in our filing for the quarter ended March 31, 2009.

         Our senior credit facility, under which $40,000,000 was outstanding at December 31, 2008, has four financial maintenance covenants which are calculated based on the most recent twelve months of activity as of the end of each quarter. These financial maintenance covenants include a minimum interest coverage ratio, maximum total and senior leverage ratios and a minimum fixed charge coverage ratio. The maximum total leverage ratio covenant is currently the most restrictive of the four financial maintenance covenants. The calculation for this ratio and the financial covenant requirement for this ratio as of December 31, 2008 and September 30, 2008 are provided below.


                                                          (dollars in thousands)

                                                  Calculation as        Covenant        Calculation as        Covenant
                                                    of December    Requirement as of     of September    Requirement as of
                                                     31, 2008      December 31, 2008       30, 3008      September 30, 2008
                                                  --------------   -----------------    --------------   ------------------
       Total Leverage Ratio
       --------------------
Total debt, plus unamortized debt discount.....      $ 495,000                             $ 485,000
Consolidated EBITDA, as defined below..........       $ 64,860                              $ 69,254
Total debt, plus unamortized debt discount,                         Must not exceed                       Must not exceed
   divided by Consolidated EBITDA..............           7.63            8.00                  7.00            7.25
                                                  --------------                        --------------

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 3, 2009
Page 3


         Consolidated EBITDA is a defined term in our senior credit facility and is calculated as required by the terms of our senior credit facility as follows:

                                      (dollars in thousands)
                                                           Calculation for    Calculation for
                                                             the twelve      the twelve months
                                                            months ended      ended September
                                                          December 31, 2008       30, 2008
                                                          -----------------  -----------------
                Net Income.............................        $ 10,303           $ 12,873
                Provision for income taxes.............           6,405              8,066
                Interest expense.......................          37,359             37,631
                Loss (Gain) on disposal of assets......         (1,345)            (1,243)
                Depreciation and amortization..........           9,700              9,511
                Provision for doubtful accounts........           1,084              1,068
                Other noncash charges..................           1,354              1,348
                                                          -----------------  -----------------
                Consolidated EBITDA....................        $ 64,860           $ 69,254
                                                          =================  =================

         Consolidated EBITDA is a non-GAAP measure which is only presented for purposes of assisting the reader in understanding our compliance with our financial covenants. We have calculated Consolidated EBITDA in accordance with the specific requirements of our senior credit facility, and this calculation may not be consistent with similarly titled measures used by other companies. This measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.


Note 4 - Intangible Assets, page F-12

2. We note that broadcast licenses accounted for 27% of total assets as of 9/30/08. We also note that revenues, operating income and operating cash flow have declined in recent quarters due to the negative impact of the current economic environment. We note that you perform periodic impairment tests on the company's indefinite lived intangible assets. Please tell us and disclose whether you perform the impairment test annually as required, when the impairment test was completed for the fiscal year ended September 30, 2008, and what the result of the test was.

         As background information to our response, please note that we have not completed any acquisitions that generated significant intangible assets since 1996. Upon implementation of EITF D-108, effective October 1, 2005, we recorded an $80 million impairment charge, substantially reducing the recorded value of the FCC licenses acquired in 1996. Our remaining FCC license intangible assets were acquired in the

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 3, 2009
Page 4


         1970s and 1980s and were substantially amortized prior to the implementation of SFAS 142 which required us to cease amortization of indefinite-lived intangible assets.

         We perform impairment tests on our indefinite-lived intangible assets annually as required by SFAS 142. We performed our annual impairment test for the fiscal year ended September 30, 2008 as of September 30, 2008. Based on the information available to us at that time, including actual operating results and market data for the year ended September 30, 2008, our expected operating results and assessments of market revenues for the following year, our long-term outlook in the underlying markets and the current economic environment at that time, our tests indicated that the fair value of our FCC licenses exceeded the recorded value.

         We will clarify our disclosure in future filings with the SEC beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 regarding our policy related to annual tests for impairment and, as appropriate, the results of such testing.


3. Disclose and tell us whether you tested your broadcast licenses for impairment in the interim period subsequent to year-end. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. Also, disclose under Critical Accounting Policies and Estimates the factors that you considered when determining that an interim impairment test, pursuant to paragraph 17 of SFAS 142, was or was not required.

         Our policy is to perform interim tests for impairment if and when events or changes in circumstances indicate that the carrying value of our FCC licenses may be impaired in accordance with paragraph 17 of SFAS 142. We did not determine that an interim impairment test was required during the three months ended December 31, 2008 based on our analysis of our FCC licenses as well as the factors outlined in paragraph 8 of SFAS 144. Specifically related to paragraph 8:
               o There were no significant market transactions that indicated to us that the carrying value of our FCC licenses had been impaired.
               o    There was no change in our use of FCC licenses.
               o There were no adverse changes in the legal or regulatory environment in which we operate.
               o There was no accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of FCC licenses.
               o There were no operating cash flow losses which would indicate a potential impairment of our FCC licenses.
               o There was no change in our plan to continue to hold and use our FCC licenses.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 3, 2009
Page 5


         While we did not determine that an interim impairment test was required during the three months ended December 31, 2008, certain events and changes in circumstances have occurred during the three months ended March 31, 2009 which indicated to us that an interim impairment test should be performed. These "triggering events" included the receipt of significantly reduced revenue projections from our operating segments, the resulting implementation of cost reduction measures across the Company, an abrupt decline in the general economy and forecasts for negative industry-wide advertising growth in 2009. We are in the process of performing an interim impairment test of certain FCC licenses which we have determined may be impaired.

         We will clarify our disclosure in future filings with the SEC beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 regarding our policy related to interim tests for impairment as described above. Additionally, we will specifically disclose that an interim impairment test was performed and what the results were.


Other

4. We note that you own and operate television stations in disparate geographic markets within the United States. Using the guidance in paragraph 10 of SFAS 131, tell us how you determine your operating segments and how the company's Chief Operating Decision Maker reviews this information. Specifically discuss the measure of profit and loss reviewed by the chief operating decision maker. As it appears you have aggregated several operating segments into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

         Our operating segments are determined in accordance with paragraph 10 of SFAS 131 and consist of the following: WJLA/NewsChannel 8, WHTM, WBMA, KATV, KTUL, WSET, WCIV and Politico. Our President and Chief Operating Officer performs the chief operating decision maker ("CODM") function for the Company as described in paragraph 12 of SFAS 131. Our CODM receives our standard monthly reporting package which includes consolidated financial reports as well as combining financial reports. The combining financial reports present net revenues, total operating expenses exclusive of depreciation and amortization, and operating profit before depreciation and amortization across all of our operating segments and in total. The CODM makes decisions involving the allocation of resources and assessment of performance on a

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 3, 2009
Page 6


         consolidated basis due to the similarities of our operating segments and the organizational structure of our Company as discussed further below.

         In accordance with paragraph 17 of SFAS 131, we have aggregated each of these operating segments into one reportable segment. Paragraph 17 permits aggregation of operating segments if:
               1. aggregation is consistent with the objective and basic principles of SFAS 131;
               2. the operating segments have similar economic characteristics; and,
               3. the operating segments are similar in each of the following areas:
                    o   the nature and type of products and services;
                    o   the nature of production processes;
                    o the type or class of customer for their products and services;
                    o the methods used to distribute their products or provide their services; and,
                    o   the nature of the regulatory environment, if applicable.

         Aggregation is consistent with the objective and basic principles of SFAS 131. The CODM makes decisions involving the allocation of resources and assessment of performance on a consolidated basis due to the similarities of our operating segments and the organizational structure of our Company. Certain officers who report to the CODM are responsible for functional areas across all of the operating segments, including sales, finance, engineering and human resources (the "functional officers"). While the CODM makes decisions regarding the allocation of resources on a consolidated basis, these officers allocate resources and assess performance at the operating segment level of operations. For example, most of the Company's significant contracts for capital expenditures, programming and services are negotiated by the CODM and/or the functional officers on a group-wide basis. The functional officers are responsible for determining the financial impact on each operating unit. Because the overall cost is generally less than what each operating segment could have negotiated on its own, and because the cost allocations are determined at our discretion, such allocations do not necessarily reflect the costs at each operating segment as if the contracts had been negotiated on an individual operating segment basis. With respect to capital expenditures, when new assets are acquired and allocated to an individual operating segment, the assets being replaced are often relocated to another operating segment in order to maximize their useful lives. This determination of which operating segments will receive new fixed assets and which operating segments will best benefit from the assets being replaced is performed by the functional officers. We manage the Company on a consolidated basis and work to generate and maximize synergies available due to the similarity of our operating segments. Thus, we believe that we are better able to maximize the profitability and the return on our investments for the group as a whole. Aggregation of our operating segments into a single reportable segment is the financial

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 3, 2009
Page 7


         presentation which most accurately reflects how we operate the Company and is the most relevant basis for assessments related to the Company's future performance.

         Our operating segments share similar economic characteristics. The long-term average growth rate for both our net operating revenues and our total operating expenses, excluding depreciation and amortization, have been consistent across our operating segments, and they are expected to remain consistent in the future. In addition, each of our operating segments is subject to the same competitive, operating and financial risks. Each is dependent on advertising revenue, which in turn is dependent upon the economy, the size of the audience receiving our content, the quality and popularity of our content, the alternative news and entertainment content available, and our ability to differentiate our brand of content to both viewers and advertisers. Each operating segment utilizes the same systems and has the same organizational structure. Many sales initiatives as well as the overall sales function are managed on a consolidated basis due to the similarity of the sales process, the product and the customers.

         [Pursuant to 17 C.F.R. ss. 200.83, confidential information denoted by brackets and asterisks in this paragraph has been omitted and has been furnished separately to the SEC.] As discussed above, we operate our business on a consolidated basis. Our CODM makes performance assessments and decisions based on our consolidated net revenues, consolidated operating expenses (exclusive of depreciation and amortization) and consolidated operating income (exclusive of depreciation and amortization) as well as the growth trends exhibited by each of these metrics over time. The profitability of our individual operating segments varies for a number of reasons, including the size of the audience reached by each segment, the number and quality of competitors for the same audience, the local economy, whether an operating segment leases or owns its primary facilities and the performance of the management and sales teams in place. Additionally, because expenses are relatively fixed within each operating segment, they do not fluctuate on a pro-rata basis with changes in revenues. As a result, operating income and operating income margin vary disproportionately to changes in revenue. During our fiscal year ended September 30, 2008, the operating income margin (exclusive of depreciation and amortization) for our segments which have been in operation for at least five years ranged from [***]% to [***]%. However, these differences do not reflect the economic similarity of how each business operates, the long-term future expectations for each operating segment, or how the Company is managed.

         While revenue trends may fluctuate between operating segments over the short-term for a variety of reasons as discussed above, the long-term revenue trends are consistent across the operating segments. The ten-year compound annual growth rate in net revenues ranged from 0-3% for all segments which have been in operation for ten years. Within this group, all operating segments except one were in the 0-2% range, with the remaining segment exhibiting higher growth due to a one-time change in its market. Similarly,

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 3, 2009
Page 8


         operating expense trends may fluctuate between operating segments over the short-term but are relatively consistent over the long-term. The ten-year compound annual growth rate in operating expenses exclusive of depreciation and amortization ranged from 1-3% for all segments which have been in operation for ten years. We believe that these consistent growth trends and similar long-term outlook, combined with the similarities in our operations, represent similar economic characteristics.

         Each of our operating segments is similar with respect to products/services, nature of production processes, type or class of customer, methods of distribution and regulatory environment. Each operation is in the business of gathering and distributing news and entertainment content across multiple platforms, and revenue for each operation is substantially dependent upon advertising. The customers for each operating segment consist of media advertisers, many of whom purchase advertising across our operating segments. Distribution of content occurs across multiple platforms including audio/video, print and internet within each operating segment. Oversight of media industry operations and ownership is controlled by the Federal Communications Commission.


In connection with our responses, the Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me directly at
(703) 647-8700.

Sincerely,

/s/ Stephen P. Gibson

Stephen P. Gibson
Senior Vice President and Chief Financial Officer


cc: Mr. Robert Littlepage, United States Securities and Exchange Commission Mr. Joe Cascarano, United States Securities and Exchange Commission